August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: General Enterprise Ventures, Inc.

 Registration Statement on Form S-1, as amended

 File No. 333-282611

 Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), General Enterprise Ventures, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 4:00 p.m. Eastern Time on Mondy, August 11, 2025, or as soon thereafter as possible.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature Page  Follows]

1

Very truly yours, GENERAL ENTERPRISE VENTURES, INC.

By:	/s/ Theodore Ralston
Name: Theodore Ralston
Title: President

2